UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 93

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Convening of extraordinary general meeting of shareholders of Sono Group N.V.

On October 23, 2024, Sono Group N.V. (the “Company”) convened the extraordinary general meeting of shareholders to be held on November 7, 2024 (the “EGM”). Exhibit 99.1 attached hereto includes a copy of the convening notice, including the agenda and explanatory notes (collectively, the “Convening Notice”), for the EGM. Exhibit 99.2 attached hereto includes a copy of the voting proxy for the EGM. Exhibits 99.3, 99.4 and 99.5 attached hereto set forth copies of the proposed amendments to the Company’s articles of association, as further described in the Convening Notice.

About This Document

The information contained in this report on Form 6-K, including the documents attached as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 to this report on Form 6-K, is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-261241), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit	Description of Exhibit

99.1	Convening Notice, including Agenda and Explanatory Notes

99.2	Voting Proxy

99.3	Proposed amendment of the Company’s articles of association with Part A (English translation)

99.4	Proposed amendment of the Company’s articles of association with Part B (English translation)

99.5	Proposed amendment of the Company’s articles of association with Part C (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By:	/s/ George O'Leary
	Name:	George O'Leary
	Title:	Managing Director

Date: October 23, 2024